UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on discovery in the Aram Block

—

Rio de Janeiro, October 28, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on November 19, 2021, informs that the drill-stem test in the wildcat well 1-BRSA-1381-SPS (Curaçao), located in the Pre-salt section in the southwestern portion of the Santos Basin, has been successfully completed. The discovery in the Aram Block is located 240 km from the city of Santos, State of São Paulo, under a water depth of 1905 m.

The drill-stem test (DST) investigated a thick interval of petroleum-bearing Pre-salt carbonates, whose productivity was evaluated by dynamic production data. Oil samples were collected during the DST to be further characterized by laboratory analyses. This DST operation performed around 6 months after the conclusion of the wildcat well 1-BRSA-1381-SPS in January 2022 complements its evaluation undertaken previously with logs.

These results are the product of a strategy set out by the consortium aiming at maximizing the use of data in the application of new technological solutions, thus allowing real-time processing of acquired data and safe, agile decision-making. The consortium will pursue its activities in the Aram Block with the objective of further assessing the dimensions and commerciality of this accumulation.

The Aram Block was acquired in March 2020, in the 6th Bid Round of Production Sharing Blocks promoted by the Brazilian National Agency for Petroleum, Natural Gas and Biofuels (ANP), with management by Pré-Sal Petróleo S.A. (PPSA) on behalf of the Brazilian government.

Petrobras operates the block with an 80% share, with CNPC as partner (20%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

SP
RJ
Santos
Bacia de Santos
240 km
Polígono Novo Marco Regulatório
Bloco Aram
1-BRSA-1381-SPS (CURAÇAO)
PETROBRAS 80%
CNODC 20%
50 m
100 m
400 m
1000 m
2000 m
2500 m
LEGENDA
PETROBRAS/PARCERIA
Curva Batimétrica
Cidades
Poço1-BRSA-1381-SPS
Limites Estaduais
Bacias Sedimentares
Embasamento
Polígono do Pré-Sal
N
S
W
E
km
0
15
30
60

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer